Life Insurance With Guaranteed Distribution Rider

Brighthouse SmartGuard Plus℠

Brighthouse SmartGuard Plus, an index-linked universal life insurance policy with a Guaranteed Distribution Rider, offers protection today and flexibility in the future.

Brighthouse SmartGuard Plus offers:

01 **Growth Opportunities and a Level of Protection**
Grow policy values by participating in index-linked growth opportunities with a level of protection from market loss to help meet future goals.[1]

02 **Guaranteed Distribution Payments**
This life insurance product provides a source of tax-advantaged guaranteed Distribution Payments that will never fall below a guaranteed minimum amount.[2]

03 **Guaranteed Death Benefit**
Brighthouse SmartGuard Plus helps provide security for loved ones through a guaranteed death benefit that's generally income tax free.[3]

Featuring Brighthouse Simple Underwriting[4]

It's easier to get eligible clients the life insurance they need with a:

- Simpler, less invasive process – no labs or exams for most clients
- Simple underwriting offer – yes or no answer
- Faster underwriting decision – generally within 72 hours of receiving completed requirements

For more information, contact me or see how it works at **brighthousefinancialpro.com**

For Financial Professional Use Only. Not For Public Distribution.

[1] Brighthouse SmartGuard Plus is an index-linked life insurance product, which means it tracks the performance of one or more market indices and does not invest directly in the markets. Once Distribution Payments begin, all policy values are transferred to the Fixed Account, and there is no further participation in index-linked market performance.

[2] Available after the 10th policy year, Distribution Payments under the Guaranteed Distribution Rider (GDR) are in the form of policy loans and can significantly reduce the unloaned cash value and death benefit amount. When the cash value reaches zero, the GDR will continue to support the availability of Distribution Payments. See the prospectus for more details. A policy loan is generally not treated as a taxable distribution, but exceptions may apply. Clients should consult with a tax professional.

[3] Policy loans may significantly reduce the death benefit; however, the GDR guarantees a minimum death benefit amount, assuming the policy and GDR remain in force. While the death benefit is generally income tax free, exceptions may apply. Other taxes including estate, gift, or generation-skipping transfer taxes may also apply. Clients should consult with a tax professional.

[4] Underwriting is necessary for both the life insurance policy and the riders. Coverage for the life insurance policy and riders may also require a medical examination or brief medical interview.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse SmartGuard Plus℠, a registered index-linked flexible premium adjustable life insurance policy with a Guaranteed Distribution Rider (GDR) issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Forms 5-71-22 and 5GDR-22 ("Brighthouse Financial"). Brighthouse SmartGuard Plus is distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Brighthouse SmartGuard Plus has charges, termination provisions, and terms for keeping it in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Brighthouse SmartGuard Plus is registered with the Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency • Not Guaranteed by Any Bank or Credit Union • May Lose Value

Brighthouse FINANCIAL® | Build for what's ahead®

Brighthouse Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277
brighthousefinancial.com

2302 **BDRM1530618**
5688486.1[05/31/24]

For Financial Professional Use Only. Not For Public Distribution.